UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mr. Thomas P. McGuinness

President

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Proskauer Rose LLP

Three First National Plaza

70 West Madison

Suite 3800

Chicago, Illinois 60602-4342

(312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC and CMG Acquisition Co., LLC (collectively, the “Bidders”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”), at a price equal to $4.50 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidders with the Securities and Exchange Commission (the “SEC”) on January 31, 2014 (the “Offer to Purchase”).

As discussed below, the board of directors of the Company unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their shares of Common Stock for purchase pursuant to the Offer to Purchase.

Item 1.	Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000.

This Schedule 14D-9 relates to the Common Stock, of which there were 910,939,603.598 shares outstanding as of December 31, 2013.

Item 2.	Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidders pursuant to which the Bidders have offered to purchase, subject to certain terms and conditions, up to 1,000,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. The Bidders, or affiliates thereof, have previously made offers to purchase shares of the Company’s Common Stock at prices similar to the Offer Price which the Bidders state is the “lowest” price which might be acceptable to Stockholders consistent with the Bidder’s objectives.

Unless the Tender Offer is extended by the Bidders, the Tender Offer will expire at 11:59 p.m., Pacific Time, on February 28, 2014.

According to the Bidders’ Schedule TO, the business address and telephone number for the Bidders is 12828 Northup Way, Suite 110, Bellevue, WA 98005, (425) 376-0693.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest: (i) between the Company or its affiliates and the Bidders and their respective executive officers, directors or affiliates; or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 11 – Executive Compensation,” “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13 – Certain Relationships and Related Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2013 (the “Form 10-K”), and incorporated herein by reference. The Form 10-K is available for free on the SEC’s web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.

The board of directors reviewed the terms of the Tender Offer. Based on its review, the board of directors unanimously recommends that Stockholders reject the Tender Offer and not tender their shares for purchase by the Bidders pursuant to the Offer to Purchase.

The board of directors cautions that each Stockholder must individually evaluate whether to tender their shares of Common Stock to the Bidders pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have few alternatives available to sell some or all of their Common Stock. Additionally, the Company’s Second Amended and Restated Share Repurchase Program, which provided limited liquidity for Stockholders in the event of death or for Stockholders that have a “qualifying disability” or are confined to a “long-term care facility” (the “Death and Disability SRP”), has been suspended. In particular, on January 29, 2014 the Company announced that the Death and Disability SRP was being suspended in connection with the board of directors’ review of an additional liquidity option for Stockholders. The Company stated that it expects to be able to update Stockholders on any actions that the board of directors takes, which the Company expects to be determined 30-60 days from the date of the announcement of the suspension of the Death and Disability SRP. The Company also stated that it anticipates reinstating the Death and Disability SRP later in the year. The board of directors suggests Stockholders carefully consider all of the factors discussed below and in the Offer to Purchase before deciding to participate in the Tender Offer.

(b)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the board of directors considered the following factors based on its review of the Offer to Purchase in evaluating the merits of the Tender Offer and in support of its recommendation that Stockholders reject the Tender Offer and not tender their shares in the Tender Offer:

•	On December 27, 2013, the Company announced an estimated value per share of the Common Stock equal to $6.94 per share, $2.44 per share above the Offer Price. As previously disclosed to stockholders, the estimate is based on certain assumptions and subject to certain limitations all discussed in the Company’s filing on Form 8-K dated December 27, 2013. The Company does not intend to update this estimate until late in December 2014. Any revised estimate may be higher or lower than $6.94 per share.

•	The Company currently pays distributions at an annualized rate of $0.50 per share, which equates to a yield of approximately 7.2% per share based on the estimated per share value of $6.94. Although the board of directors cannot provide any guarantee that the Company will maintain its recent rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their shares to the Bidders will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer. Further, a Stockholder who chooses to participate in the Tender Offer would need to reinvest their $4.50 of per share proceeds in an investment with a distribution yield of approximately 11.1% in order to receive the same $0.50 per share annualized distribution currently paid by the Company.

•	There is no guarantee that the Tender Offer can or will be completed as soon as the Bidders imply. The Tender Offer does not expire until February 28, 2014 at the earliest. This date may be extended by the Bidders in their sole discretion. In addition, if more than 1,000,000 shares of Common Stock are validly tendered in the Tender Offer and not withdrawn, the Bidders will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.

•	The Bidders expressly reserve the right to amend the terms of the Tender Offer, including by decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before it expires. Although any amendment will be followed by a public announcement, the Bidders do not have an obligation to otherwise communicate that amendment to Stockholders.

(c)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock(1)	Price per Share
Company	12/12/13	Issuance pursuant to the Company’s distribution reinvestment plan (“DRP”)	2,162,260	$6.93
J. Michael Borden	12/12/13	Monthly purchase under the DRP	956	$6.93
Thomas F. Glavin	12/12/13	Monthly purchase under the DRP	145	$6.93
Brenda G. Gujral	12/12/13	Monthly purchase under the DRP	59	$6.93
Roberta S. Matlin	12/12/13	Monthly purchase under the DRP	2	$6.93
Thomas F. Meagher	12/12/13	Monthly purchase under the DRP	94	$6.93
William J. Wierzbicki	12/12/13	Monthly purchase under the DRP	7	$6.93
Company	01/13/14	Issuance pursuant to the DRP	2,167,042	$6.94
J. Michael Borden	01/13/14	Monthly purchase under the DRP	961	$6.94
Thomas F. Glavin	01/13/14	Monthly purchase under the DRP	145	$6.94
Brenda G. Gujral	01/13/14	Monthly purchase under the DRP	60	$6.94
Roberta S. Matlin	01/13/14	Monthly purchase under the DRP	2	$6.94
Thomas F. Meagher	01/13/14	Monthly purchase under the DRP	95	$6.94
William J. Wierzbicki	01/13/14	Monthly purchase under the DRP	7	$6.94
Company	01/27/14	Quarterly repurchase under the Company’s Death and Disability SRP	1,077.829	$6.94

(1)	Fractional shares have been rounded up to the nearest whole number.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 13, 2013 (incorporated herein by reference). These factors include, but are not limited to: market and economic volatility experienced by the U.S. economy or real estate industry as a whole, and the local economic conditions in the markets in which the Company’s properties are located; the Company’s ability to refinance maturing debt or to obtain new financing on attractive terms; the availability of cash flow from operating activities to fund distributions; future increases in interest rates; and actions or failures by the Company’s joint venture partners, including development partners.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated February 5, 2014

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 13, 2013*

*	The sections of the Company’s Annual Report specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Annual Report on Form 10-K as filed by the Company with the SEC on March 13, 2013 (file number 000-51609).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014

By:	/s/ Jack Potts
Name:	Jack Potts
Title:	Principal Financial Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Postcard to Inland American Real Estate Trust, Inc. Stockholders, dated February 5, 2014

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by Inland American Real Estate Trust, Inc. with the SEC on March 13, 2013*

*	The sections of the Company’s Annual Report specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Annual Report on Form 10-K as filed by the Company with the SEC on March 13, 2013 (file number 000-51609).